UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 333-269315

Cordyceps Sunshine Biotech Holdings Co., Ltd.

(Translation of registrant’s name into English)

6th Fl., No. 15, Lane 548, Ruiguang Road,

Neihu District, Taipei City, Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Changes in Company’s Certifying Accountant.

(1)	Previous Independent Registered Public Accounting Firm

(i)	On September 28, 2023, Cordyceps Sunshine Biotech Holdings Co., Ltd. (the “Company”) notified its independent registered public accounting firm, Keith K Zhen CPA its decision to dismiss Keith K Zhen CPA as the Company’s auditor.

(ii)	The reports of Keith K Zhen CPA on the financial statements of the Company for the fiscal years ended December 31, 2022, 2021 and 2020 and the related statements of operations and comprehensive income (loss), changes in stockholders’ equity (deficit), and cash flows for the fiscal years ended December 31, 2022, 2021 and 2020 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

(iii)	The decision to change the independent registered public accounting firm was approved by the Board of Directors of the Company.

(iv)	During the Company’s most recent fiscal year ended December 31, 2022 and through September 28, 2023, the date of dismissal, (a) there were no disagreements with Keith K Zhen CPA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Keith K Zhen CPA, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

(v)	On September 28, 2023, the Company provided Keith K Zhen CPA with a copy of this Current Report and has requested that it furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the above statements. A copy of such letter is attached as Exhibit 16.1 to this Report of Foreign Private Issuer on Form 6-K.

(2)	New Independent Registered Public Accounting Firm

On September 28 , 2023, the Board of Directors of the Company approved and ratified the appointment of KCCW Accountancy Corp. as its new independent registered public accounting firm to audit the Company’s financial statements. During the two most recent fiscal years ended December 31, 2022 and 2021 and any subsequent interim periods through the date hereof prior to the engagement of KCCW Accountancy Corp., neither the Company, nor someone on its behalf, has consulted KCCW Accountancy Corp. regarding:

(i)	either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

(ii)	any matter that was either the subject of a disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K or a reportable event as described in paragraph 304(a)(1)(v) of Regulation S-K.

Exhibit Index

Exhibit No.	Description
16.1	Letter from Keith K Zhen CPA addressed to the U.S. Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2023	Cordyceps Sunshine Biotech Holdings Co., Ltd.

	By:	/s/ Szu Hao Huang
	Name:	Szu Hao Huang
	Title:	Director, Chief Executive Officer, Chief Financial Officer